Reaves Utility Income Fund

1290 Broadway, Suite 1100

Denver, Colorado 80203

June 29, 2012

VIA EDGAR

Ms. Karen Rossotto

Securities and Exchange Commission (“SEC”)

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Reaves Utility Income Fund (the “Fund”)

Request for Acceleration of Effectiveness of Registration Statement on Form N-2

File Nos: 333-181494 and 811-21432

Dear Ms. Rossotto:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the Fund hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that it will become effective at 3:00 p.m. (Washington, D.C. time) on Monday, July 2, 2012, or as soon thereafter as practicable. The Fund acknowledges, with respect to the above-referenced Registration Statement, that:

•	should the SEC or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

•

the action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,

REAVES UTILITY INCOME FUND

By:	/s/ J. Tison Cory
J. Tison Cory
Secretary